FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 7, 2023, Seanergy Maritime Holdings Corp. (the “Company”) held a Special Meeting of Shareholders (the “Special Meeting”). At the Special Meeting, the shareholders of the Company approved and adopted the following proposal:

1.
The approval of a reverse stock split of the Company’s issued and outstanding shares of common stock at a ratio of not less than one-for-eight and not more than one-for-twelve with the exact ratio to be set at a whole number within this range to be determined by the board of directors of the Company in its discretion and the approval of an amendment of the Company’s Restated Articles of Incorporation to effect such reverse stock split.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-257693, 333-253332, 333-238136, 333-237500, 333-221058, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2023

SEANERGY MARITIME HOLDINGS CORP.

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer